NAME & ADDRESS HERE SHAREHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL GENERAL MEETING. To the Shareholders of GAMBLING.COM GROUP LIMITED: The 2026 Annual General Meeting of GAMBLING.COM GROUP LIMITED will be held on May 20, 2026 at 5:30 p.m. Eastern Time. Notice is hereby given that the Annual General Meeting of Shareholders of GAMBLING.COM GROUP LIMITED will be held at The Station at LoSo, 3600 South Boulevard, Suite 200, Charlotte, North Carolina, United States 28209 for the following purposes: The Board recommends a vote “FOR” Proposals 1, 2, 3, 4, 5 and 6. 1. To receive the Company’s Annual Report and Accounts for the financial year ended December 31, 2025, together with the reports of the directors and the auditor. 2. To appoint Johnny Hartnett as a Class II director of the Company. 3. To appoint Carol Anderson as a Class II director of the Company. 4. To re-appoint BDO LLP as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the annual general meeting of the Company to be held in 2027. 5. To authorize the audit committee to fix the remuneration of the auditors. 6. To approve a special resolution to amend the Company’s Amended and Restated Memorandum and Articles of Association to permit the Company’s name to be changed by resolution of the Board of Directors of the Company, subject to applicable law. NOTE: To conduct any other business properly brought before the Annual General Meeting or any adjournment, postponement, or rescheduling thereof. Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting to be held on May 20, 2026 at 5:30 p.m. Eastern Time for Shareholders of Record as of March 30, 2026 This communication is not a form of voting and present only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The Notice of Annual General Meeting and Annual Report on Form 20-F are available at web.viewproxy.com/gamb/2026 If you want to receive a paper or email copy of these documents, you must request one by following the instructions below on or before May 11, 2026 to facilitate timely delivery. There is no charge to you for requesting a copy. Important information regarding the Internet availability of the Company’s proxy materials, instructions for accessing your proxy materials and voting online, and instructions for requesting paper or e-mail copies of your proxy materials are outlined in this Notice. You must use the 11-digit Control Number located in the box to virtually attend the Annual Meeting, to vote via Internet, or to request proxy materials. CONTROL NUMBER

The Securities and Exchange Commission rules permit us to make our proxy materials available to our stockholders via the Internet. CONTROL NUMBER Material for this Annual General Meeting and future meetings may be requested by one of the following methods: Internet Go to web.viewproxy.com/gamb/2026 Have the 11-digit Control Number available when you access the website and follow the instructions. E-Mail By e-mail at: requests@viewproxy.com * If requesting material by e-mail, please send a blank e-mail with the company name and your 11-digit Control Number in the subject line. No other requests, instructions, or other inquiries should be included within this email request. Telephone Call 1-877-777-2857 Toll Free VOTING METHODS Via Internet prior to the Annual General Meeting: Go to https://web.viewproxy.com/gamb/2026 Have your 11-digit Control Number available and follow the prompts. • Your electronic vote prior to the Annual General Meeting authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated, and returned a proxy card. Via Mail: Request a paper copy of the materials using the instructions above, which includes a proxy card. Follow the instructions on the proxy card for voting by mail. Via Telephone: Call 1-866-402-3905 Use any touch-tone telephone to vote your proxy. Have your 11-digit Control Number available. Follow the voting instructions to vote your shares. In Person: Annual General Meeting to be held on May 20, 2026 at 5:30 p.m. ET at The Station at LoSo, 3600 South Boulevard, Suite 200, Charlotte, North Carolina, United States 28209.